SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                           Report Of Foreign Issuer
                     Pursuant To Rule 13a-16 Or 15d-16 of
                      the Securities Exchange Act of 1934


                           For the month of May 2002


                                  ALCON, INC.

                                   Bosch 69
                                  P.O. Box 62
                          6331 Hunenberg, Switzerland
                              011-41-41-785-8888
                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F    x                              Form 40-F
                          ---                                       ----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


              Yes                                          No       x
                    ----                                           ----

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

                                  ALCON, INC.

                         FINANCIAL INFORMATION FOR THE

                         QUARTER ENDED MARCH 31, 2002






ITEM 1.    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
               CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                  (UNAUDITED)

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 1.    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


                          ALCON, INC. AND SUBSIDIARIES
                Condensed Consolidated Balance Sheets (Unaudited)
                        (in millions, except share data)

                                                       March 31,         December 31,
                       Assets                            2002               2001
                                                      ------------       ------------
Current assets:
     Cash and cash equivalents                       $     1,819.3       $   1,140.5
     Investments                                              57.4              61.9
     Trade receivables, net                                  568.3             492.0
     Inventories                                             388.4             379.5
     Deferred income tax assets                              147.4             147.4
     Other current assets                                     55.9              48.5
                                                      -------------      -----------

                  Total current assets                    3,036.7            2,269.8

Property, plant and equipment, net                          628.2              643.8
Intangible assets, net                                      991.6            1,008.2
Long term deferred income tax assets                         94.3               98.1
Other assets                                                 51.9               50.9
                                                      ------------       ------------

                  Total assets                       $    4,802.7        $   4,070.8
                                                     =============       ============

        Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                       101.4        $     108.6
     Short term borrowings                                  947.7              805.5
     Current maturities of long term debt                    25.4               29.4
     Other current liabilities                              648.7              667.8
                                                     ------------        ------------

                  Total current liabilities               1,723.2            1,611.3
                                                     ------------        ------------

Long term debt, net of current maturities                    88.4              697.4
Long term deferred income tax liabilities                    93.7              103.3
Other long term liabilities                                 239.3              269.2
Redeemable preferred shares                               2,165.7              --
Contingencies

Shareholders' equity:
     Common shares, par value CHF 0.20 per share,
         306,975,000 shares and 300,000,000 shares
authorized, issued and outstanding at March 31,
2002 and December 31, 2001, respectively                     42.2               42.9
     Additional paid-in capital                             507.1              592.0
     Accumulated other comprehensive loss                  (125.7)            (110.8)
     Deferred compensation                                  (25.2)              --
     Retained earnings                                       94.0              865.5
                                                     -------------       ------------
         Total shareholders' equity                         492.4            1,389.6
                                                     -------------       ------------

         Total liabilities and shareholders'         $    4,802.7        $   4,070.8
             equity                                  =============       ============


See accompanying notes to condensed consolidated financial statements.





                         ALCON, INC. AND SUBSIDIARIES
           Condensed Consolidated Statements of Earnings (Unaudited)
                (in millions, except share and per share data)


                                                        Three months ended March 31,
                                                            2002              2001
                                                        --------------    ----------
Sales                                                $      706.5        $    654.8
Cost of goods sold                                          210.4             184.5
                                                     --------------      ------------

         Gross profit                                       496.1             470.3

Selling, general and administrative                         252.4             223.2
Research and development                                     75.3              64.9
Amortization of intangibles                                  16.8              30.1
                                                     --------------      ------------

         Operating income                                   151.6             152.1

Other income (expense):
     Gain (loss) from foreign currency, net                  (0.1)             (1.0)
     Interest income                                          6.8              15.8
     Interest expense                                       (19.3)            (29.4)
     Other                                                    1.2               --
                                                     --------------      ------------

         Earnings before income taxes                       140.2             137.5

Income taxes                                                 46.2              53.1
                                                     --------------      ------------

         Net earnings                                $       94.0        $     84.4
                                                     ==============      ============


Basic earnings per common share                      $        0.33       $      0.28

Diluted earnings per common share                    $        0.33       $      0.28

Basic weighted average common shares                    282,536,066       300,000,000
Diluted weighted average common shares                  282,698,780       300,000,000



See accompanying notes to condensed consolidated financial statements.

                         ALCON, INC. AND SUBSIDIARIES
          Condensed Consolidated Statements of Cash Flows (Unaudited)
                                 (in millions)


                                                       Three months ended March 31,
                                                            2002             2001
                                                      ------------    -------------

Cash provided by operating activities:
     Net cash from operating activities                 $     8.4        $    83.0
                                                        ---------        ---------

Cash provided by (used in) investing activities:
     Net cash from investing activities                      (8.1)           (26.4)
                                                        ---------        ---------

Cash provided by (used in) financing activities:
     Proceeds from issuance of long term debt                 --              45.5
     Net proceeds from short term debt                      149.4            (16.4)
     Dividends to common shareholder                     (1,243.4)             --
     Repayment of long term debt                           (612.7)           (19.0)
     Proceeds from sale of common shares                  2,407.2              --
     Other                                                  (17.7)            30.1
                                                        ---------        ---------

                  Net cash from financing activities        682.8             40.2
                                                        ---------        ---------

Effect of exchange rates on cash and cash equivalents        (4.3)           (19.4)
                                                        ---------        ---------

Net increase in cash and cash equivalents                   678.8             77.4

Cash and cash equivalents, beginning of period            1,140.5            912.0
                                                        ---------        ---------

Cash and cash equivalents, end of period                $ 1,819.3        $   989.4
                                                        =========        =========

Supplemental disclosure of cash flow information: Cash paid during the period for the following:
         Interest expense, net of amount capitalized    $    21.6        $    31.7
                                                        =========        =========

         Income taxes                                   $    62.6        $    33.1
                                                        =========        =========



See accompanying notes to condensed consolidated financial statements.

(1)  Condensed Consolidated Financial Statements

     The accompanying interim condensed consolidated financial statements of Alcon, Inc. and Subsidiaries are unaudited. Amounts presented at December 31, 2001 are based on the audited consolidated financial statements appearing in Alcon's registration statement on Form F-1 filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's registration statement on Form F-1.

     In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)  Initial Public Offering

     At December 31, 2001, Alcon, Inc. ("Alcon"), a Swiss corporation, was a wholly owned subsidiary of Nestle S.A. ("Nestle"). On September 20, 2001, the Board of Directors of Nestle approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

     Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestle of $1,243.4 for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short-term borrowings. The entire payment was considered a dividend under Swiss law.

     On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestle into 69,750,000 Alcon non-voting preferred shares. No dividends will be paid on the preferred shares for 2002. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO will be used to redeem the preferred shares. The redemption is expected to occur prior to May 31, 2002.

     On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,188.1, after offering expenses and taxes. A portion of the IPO proceeds were utilized to repay $712.1 in short-term debt until the end of May 2002, when the redemption price for the preferred shares is expected to be paid.

     Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short-term indebtedness.

     In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO.

(3)  Recently Adopted Accounting Standards

     Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets".

     Goodwill and Other Intangible Assets
     ------------------------------------

     Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon does not expect to record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

     Intangible assets subject to amortization:


                                               March 31, 2002                December 31, 2001
                                        ---------------------------    ----------------------------
                                           Gross                         Gross
                                          Carrying    Accumulated       Carrying      Accumulated
                                           Amount     Amortization       Amount      Amortization
                                        -----------  --------------    -----------  ---------------
        Amortized intangible assets:
            Licensed technology         $   501.8      $   (164.4)      $   502.0     $  (151.6)
            Other                           182.1           (75.8)          182.2         (70.5)
                                        ---------      ----------       ---------     ---------

                                        $   683.9      $   (240.2)      $   684.2     $  (222.1)
                                        =========      ==========       =========     =========





                                             Quarter ended    Quarter ended
                                             March 31, 2002   March 31, 2001
                                             --------------   --------------
        Aggregate amortization expense
        related to intangible assets           $    16.8        $    19.5
                                               =========        =========


        Alcon recorded no intangible assets with indefinite lives other than goodwill.

        The changes in the carrying amount of goodwill for the quarter ended March 31, 2002 were as follows:



                                                     United
                                                     States       International
                                                     Segment           Segment     Total
                                                   ------------   --------------- -------
        Balance, December 31, 2001                   $  338.4       $   202.8     $ 541.2
        Amounts reclassified to goodwill from
        intangibles and the impact of changes in
        foreign exchange rates                            3.2             3.5         6.7
                                                     --------       ---------    --------

        Balance, March 31, 2002                      $  341.6       $   206.3    $  547.9
                                                     ========       =========    ========


     Statement 142 requires disclosure of net earnings, assuming the exclusion of amortization expense recognized in the periods for goodwill and intangible assets that will no longer be amortized, and changes in amortization periods for intangible assets that will continue to be amortized.


                                                                             Three months ended
                                                                                  March 31,
                                                                            2002             2001
                                                                          ----------       ----------
    Reported net earnings                                              $      94.0      $     84.4
    Add back--goodwill amortization, net of income taxes                       --             (10.0)
                                                                          ----------       ---------

    Adjusted net earnings                                              $      94.0      $     94.4
                                                                          ==========       =========

    Basic earnings per share:

    Reported net earnings                                              $        .33     $       .28
    Add back--goodwill amortization, net of income taxes                       --               (.03)
                                                                          ----------       ---------

    Adjusted net earnings                                              $        .33     $       .31
                                                                          ==========       =========

    Diluted earnings per share:

    Reported net earnings                                              $        .33     $       .28
    Add back--goodwill amortization, net of income taxes                       --               (.03)
                                                                          ----------       ---------

    Adjusted net earnings                                              $        .33     $       .31
                                                                          ==========       =========



     Long Lived Assets
     -----------------

     The adoption of Statement 144 did not have a material impact on the results of operations or financial position.


(4)  Cash Flows - Supplemental Disclosure of Non-cash Financing Activities

     a) On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestle into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares is CHF 3.634 billion.

     b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the financial statements were to:

          o    decrease other current liabilities by $11.1
          o    decrease other long term liabilities by $24.1
          o    increase additional paid-in capital by $73.1
          o    decrease total equity for deferred compensation of $37.9

         Simultaneously, deferred compensation was reduced by $12.7, which was charged against earnings in the first quarter of 2002 and is reflected as an adjustment in net cash from operating activities.

          c) Alcon has entered into a forward contract to purchase CHF 3.634 billion, which represents the redemption value of the preferred shares. At March 31, 2002, Alcon has recorded a reduction to preferred shares of $22.3 related to the decrease in the redemption value due to changes in the Swiss Franc to U.S. dollar exchange rate. Alcon has recorded a $22.3 liability related to the fair value of the forward contract at March 31, 2002. This amount is reflected on the March 31, 2002 condensed consolidated balance sheet in other current liabilities.

     (5)  Earnings Per Share

          Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed assuming the exercise of employee stock options and the vesting of contingent restricted common shares granted to employees.

          The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:



                                                        For The Three Months Ended March 31,
                                                      2002                                 2001
                                        ---------------------------------    ---------------------------------
                                            Basic             Diluted            Basic             Diluted
                                        --------------     --------------    --------------     --------------
        Average common shares
                outstanding               282,536,066        282,536,066       300,000,000        300,000,000
        Effect of dilutive securities:
            Employee stock options               ----             19,781              ----               ----
            Contingent restricted
                common shares                    ----            142,933              ----               ----
                                        --------------     --------------    --------------     --------------

        Total shares                      282,536,066        282,698,780       300,000,000        300,000,000
                                        ==============     ==============    ==============     ==============




          Contemporaneously with the IPO, certain Alcon employees elected to convert $35.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price). These restricted shares and options vest at various times through January 1, 2006. The options expire on March 20, 2012.

          Also contemporaneously with the IPO, Alcon granted employees and the independent directors incentive options to purchase approximately
          6.4 million Alcon common shares pursuant to the 2002 Alcon Incentive Plan. The options vest on March 21, 2005 and expire on March 20, 2012.

     (6)  Inventories, at lower of cost or market

                                         March 31,         December 31,
                                            2002               2001
                                       ---------------    ---------------
           Finished goods              $     225.9        $   219.8
           Work-in-process                    39.5             36.2
           Raw materials                     123.0            123.5
                                       ---------------    ---------------

                    Total              $     388.4        $   379.5
                                       ===============    ===============

     (7)  Short Term Borrowings and Long Term Debt

          Alcon had short term borrowings outstanding at March 31, 2002 of $947.7, comprised of $621.5 under a newly established commercial paper program with the remainder under various short term credit facilities with banks and Nestle.

          Alcon also had $88.4 in long term debt at March 31, 2002. Funds raised from the issuance of commercial paper were used to reduce long term debt, primarily a $600 long term loan with Nestle.

          As of March 31, 2002, total borrowings from Nestle and its subsidiaries were $85.1.

     (8)  Business Segments

          The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

          Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (e.g., prescription ophthalmic drugs), (2) surgical equipment and devices, (e.g., cataract, retinal, and refractive) and
          (3) contact lens care (e.g., disinfecting and cleaning solutions) and other vision care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions.

          Segment performance is measured based on sales and operating income reported in accordance with Generally Accepted Accounting Principles
          (GAAP). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. Beginning in 2002, performance is being measured and reported on a GAAP basis. For consistency of presentation, business segment information for 2002 and 2001 is presented on a GAAP basis.

          Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

          Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.


                                                                                  Depreciation and
                                   Sales               Operating Income             Amortization
                             Three Months Ended       Three Months Ended         Three Months Ended
                                 March 31,                 March 31,                  March 31,

                             2002         2001        2002          2001         2002           2001
                           ----------  ----------  ----------    ----------   -----------    ----------



      United States       $  386.0    $  331.8     $  143.8      $  127.3      $  17.8        $  22.3

      International          320.5       323.0        105.8         104.3         13.1           20.9
                          ---------- ----------   ----------    ----------    ---------      ---------

      Segments total         706.5       654.8        249.6         231.6         30.9           43.2


      Manufacturing
      operations                                       (8.3)         (8.6)         6.7            5.9

      Research and
      development                                                                  1.8            1.8
                                                      (71.4)        (58.4)

      General corporate                                                            0.6            0.1
                                                      (18.3)        (12.5)
                           ---------   ----------  ----------    ----------  ------------    ----------


      Total               $  706.5    $  654.8     $  151.6      $  152.1      $  40.0        $  51.0
                           =========   ==========  ==========    ==========  ============    ==========



     (9)  Related Party Transactions

          Prior to the IPO, an Alcon employee participating in the Nestle stock option plan agreed to surrender options to purchase 17,110 Nestle shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options will be issued pursuant to the 2002 Alcon Incentive Plan and generally will contain the same terms as those incentive options discussed in note 5 to the condensed consolidated financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter ended March 31, 2002 compared to quarter ended March 31, 2001

Sales

Sales increased 7.9% from $654.8 million in the quarter ended March 31, 2001 to $706.5 million in 2002 mainly due to strong sales of our pharmaceutical product line and offset in part by a 3.0% negative currency impact due to the strength of the U.S. dollar compared to most major currencies. At a constant currency exchange rate, sales increased by 10.9% during this period.

Our pharmaceutical sales increased 15.9% from $214.1 million in the quarter ended March 31, 2001 to $248.2 million in 2002 (or 18.5% excluding the impact of currency fluctuations) driven by increased sales of our key pharmaceutical products, including TRAVATAN(R) which was launched in April of 2001 and Patanol(R). TRAVATAN(R) sales increased 127.5% from $5.1 million in the quarter ended March 31, 2001 to $11.6 million in 2002, as the Company has received approvals in 49 countries, including EU approval in December 2001. Patanol(R) sales increased 70.3% from $24.9 million in the quarter ended March 31, 2001 to $42.4 million in 2002, partially due to increased shipments to selected trade customers to ensure product availability early in the allergy season.

Our surgical product sales increased 3.9% from $324.8 million in the quarter ended March 31, 2001 to $337.5 million in 2002 (or 7.1% excluding the impact of currency fluctuations). Our consumer eye care product sales increased 4.2% from $115.9 million in the quarter ended March 31, 2001 to $120.8 million in 2002 (or 7.4% excluding the impact of currency fluctuations).

Sales in the United States increased 16.3% from $331.8 million in the quarter ended March 31, 2001 to $386.0 million in 2002. Pharmaceutical sales in the United States increased 27.6% from $125.9 million in the quarter ended March 31, 2001 to $160.7 million in 2002, with strong performance across major products, including Patanol(R), CIPRO(R) HC and TRAVATAN(R). Surgical product sales in the United States increased 9.8% from $146.6 million in the quarter ended March 31, 2001 to $161.0 million in 2002, mainly due to growth of 16.3% in sales of IOLs, mostly arising from increases in market share. Consumer eye care product sales in the United States increased 8.2% from $59.4 million in the quarter ended March 31, 2001 to $64.3 million in 2002. Most of this growth in consumer eye care product sales resulted from market share gains by OPTI-FREE(R) Express(R) NoRub(TM), partially offset by declines in sales of our daily and enzymatic contact lens care products.

Sales in the rest of the world decreased slightly (0.8%) from $323.0 million in the quarter ended March 31, 2001 to $320.5 million in 2002, mainly due to negative currency fluctuations from the strengthening of the U.S. dollar against most major currencies. At constant exchange rates, sales outside of the United States increased 5.3%, driven largely by growth across all major European countries, Canada, Australia, Brazil and certain developing countries in Eastern Europe and Asia. Pharmaceutical sales in the rest of the world declined 0.8% from $88.2 million in the quarter ended March 31, 2001 to $87.5 million in 2002. Surgical product sales in the rest of the world declined 1.1% from $178.3 million in the quarter ended March 31, 2001 to $176.4 million in 2002. Consumer eye care sales in the rest of the world increased 0.2% from $56.5 million in the quarter ended March 31, 2001 to $56.6 million in 2002. Excluding the impact of currency fluctuations, sales outside the United States grew 5.4% for pharmaceutical, 4.8% for surgical and 6.5% for consumer eye care. The increase in consumer eye care was mainly due to strong performance of our OPTI-FREE(R) disinfectants and artificial tears products offset by decreases in our daily and enzymatic contact lens care products.

The following table compares the product line sales in the quarter ended March 31, 2002 with the sales for the comparable period in 2001:

                                            Three Months Ended March 31,
                                             2002                  2001
                                          -----------            ----------
                                                   (in millions)
TOBRADEX(R)                               $     45.3             $    44.4
CILOXAN(R)                                      27.4                  22.5
Other                                           29.7                  27.9
                                          -----------            ----------
Total Anti-infectives/Combinations             102.4                  94.8
                                          -----------            ----------

TRAVATAN(R)                                     11.6                   5.1
Other                                           68.7                  61.9
                                          -----------            ----------
Total Glaucoma                                  80.3                  67.0
                                          -----------            ----------

PATANOL(R)                                      42.4                  24.9
Other                                            5.4                   6.3
                                          -----------            ----------
Total Allergy                                   47.8                  31.2
                                          -----------            ----------

CIPRO(R)HC                                      13.2                   7.7
Other                                             .4                   2.4
                                          -----------            ----------
Total Otic                                      13.6                  10.1
                                          -----------            ----------

Other Pharmaceuticals                            4.1                  11.0
                                          -----------            ----------

TOTAL PHARMACEUTICALS                          248.2                 214.1
                                          -----------            ----------

IOLs                                           101.6                  97.6
Viscoelastics                                   39.4                  37.2
Cataract/Vitrectomy Products                    79.9                  77.8
Refractive Products                             16.9                  14.7
Other                                           99.7                  97.5
                                          -----------            ----------

TOTAL SURGICAL                                 337.5                 324.8
                                          -----------            ----------

OPTI-FREE(R)Disinfectants                       67.9                  60.5
Artificial Tears                                24.2                  24.7
Other                                           28.7                  30.7
                                          -----------            ----------

TOTAL CONSUMER EYE CARE                        120.8                 115.9
                                          -----------            ----------

TOTAL SALES                               $    706.5             $   654.8
                                          ===========            ==========


Gross Profit

Gross profit increased 5.5% from $470.3 million in the quarter ended March 31, 2001 to $496.1 million in 2002. However, gross profit as a percent of sales decreased from 71.8% in the quarter ended March 31, 2001 to 70.2% in 2002, primarily due to certain one time expenses of $3.4 million incurred in 2002 related to changes made to an employee deferred compensation plan (see note 2 to the condensed consolidated financial statements), variations in product mix and the negative currency impact of the strengthening of the U.S. dollar against most major currencies. Excluding the impact of one time expenses, gross profit as a percent of sales for the quarter ended March 31, 2002 would have been 70.7%.

Operating Expenses

Selling, general and administrative expenses increased 13.1% from $223.2 million in the quarter ended March 31, 2001 to $252.4 million in 2002. This increase in expenses resulted largely from certain one time expenses of $12.6 million incurred in 2002 related to changes made to an employee deferred compensation plan. Excluding the impact of one time expenses, selling, general and administrative expenses decreased as a percent of sales from 34.1% in the quarter ended March 31, 2001 to 33.9% in 2002.

Research and development expenses increased 16.0% from $64.9 million in the quarter ended March 31, 2001 to $75.3 million in 2002. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and certain one time expenses of $6.6 million incurred in 2002 related to changes made to an employee deferred compensation plan. Excluding the impact of one time expenses, research and development expenses decreased slightly as a percent of sales from 9.9% in the quarter ended March 31, 2001 to 9.7% in 2002.

Operating Income

Operating income declined slightly (0.3%) from $152.1 million in the quarter ended March 31, 2001 to $151.6 in 2002. Operating income was negatively impacted by certain one time expenses of $22.6 million incurred in 2002 related to changes made to an employee deferred compensation plan and favorably impacted by $10.6 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB 142. Excluding the impacts of these two adjustments, operating income increased 7.1% from $162.7 million in the quarter ended March 31, 2001 to $174.2 million in 2002.

Interest and Other Expenses

Interest income decreased 57.0% from $15.8 million in the quarter ended March 31, 2001 to $6.8 million in 2002, primarily as a result of lower short term interest rates in 2002. Interest expense decreased 34.3% from $29.4 million in the quarter ended March 31, 2001 to $19.3 million in 2002 resulting from lower short term interest rates.

Income Tax Expense

Income tax expense declined 13.0% from $53.1 million in the quarter ended March 31, 2001 to $46.2 million in 2002, mainly due to a more favorable mix of our earnings amongst low and high tax jurisdictions. Our effective tax rate decreased from 38.6% in the quarter ended March 31, 2001 to 33.0% in 2002. Adjusted for the impact of implementing FASB 142, our effective tax rate in the quarter ended March 31, 2001 would have been 36.3%.

Net Earnings

Net earnings increased 11.4% from $84.4 million in the quarter ended March 31, 2001 to $94.0 million in 2002. Excluding the impact of one time expenses incurred in 2002 related to changes made to an employee deferred compensation plan and the change in accounting for goodwill, net earnings increased 14.5% from $94.4 million for the quarter ended March 31, 2001 to $108.2 million in 2002.

Earnings Per Share

Earnings per share increased 17.9% from $0.28 per share in the quarter ended March 31, 2001 to $0.33 per share in 2002. Excluding the impact of one time expenses incurred in 2002 related to the changes made to an employee deferred compensation plan and the change in accounting for goodwill, earnings per share increased 22.6% from $0.31 per share in the quarter ended March 31, 2001 to $0.38 per share in 2002.

LIQUIDITY AND CAPITAL RESOURCES

In the quarter ended March 31, 2002, we generated operating cash flow of $8.4 million. Net cash used in investing activities in the quarter ended March 31, 2002 was $8.1 million including $12.8 million of capital expenditures primarily related to improvements in our manufacturing facilities.

We expect to meet our current liquidity needs, including redemption of Nestle's investment in our redeemable preferred shares expected to occur prior to May 31, 2002, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through utilization of existing credit facilities, the combination of which we believe would be sufficient even if our sales were adversely affected.

Redeemable Preferred Shares

On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestle into 69,750,000 Alcon non-voting preferred shares. No dividends will be paid on the preferred shares for 2002. The proceeds, net of related costs including taxes, from the IPO will be used to redeem the preferred shares. The redemption is expected to occur prior to May 31, 2002.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the quarter ended March 31, 2002 would have been:

           Basic earnings per common share         $        0.31
                                                       ================

           Diluted earnings per common share       $        0.31
                                                       ================

           Basic weighted average common shares        300,361,066
                                                       ================

           Diluted weighted average common shares      300,523,780
                                                       ================


Credit and Commercial Paper Facilities

As of March 31, 2002, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $3.3 billion available worldwide, including a recently completed $2 billion commercial paper facility. As of March 31, 2002, $621.5 million of the commercial paper was outstanding. We had available the entire commitment of a $600 million unsecured revolving credit facility with Nestle. The remainder of our subsidiaries had lines of credit totaling approximately $700 million under which there was an aggregate outstanding balance of $440 million.

The majority of these facilities are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had an average interest rate between 5.0% and 6.0% for the first quarter.

Cash and Investment Availability

At March 31, 2002, we had $1.9 billion in cash, cash equivalents, and investments primarily reflecting the remainder of the IPO proceeds after repayment of third party and Nestle loans. Substantially all of these funds, and borrowings from credit facilities, will be utilized in the second quarter of 2002 to redeem the preferred shares owned by Nestle. We anticipate an increase in short term borrowings of approximately $500 million as a result of the redemption of preferred shares.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgements on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

         Impairment of Intangible Assets: Statement of Financial Accounting Standard No. 142, Goodwill and Intangible Assets, requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually. To the extent that our management determines that goodwill cannot be recovered, that goodwill is considered impaired and is treated as an expense incurred in the period in which the impairment occurs.

         Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates.

Market Risks


Interest Rate Risks

Because we have previously and expect to continue to finance our operations, in part, through loans, we are exposed to interest rate risks. At March 31, 2002, the majority of our loans were short-term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk temporarily by investing our cash, cash equivalents, and short-term investments in floating rate investments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 15 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk form changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. In addition, the scheduled redemption of preferred stock, redeemable in Swiss frances, was hedged. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.



ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no material changes for the three months ended March 31, 2002 from the disclosures in Alcon, Inc.'s registration statement on Form F-1 filed with the Securities and Exchange Commission. In connection with the redemption of the preferred shares we have entered into a forward contract to purchase CHF
3.684 billion as disclosed in note 4 to the condensed consolidated financial statements.


Caution Concerning Forward Looking Statements

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations, foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.


Trademarks

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of our subsidiaries.

                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Alcon, Inc.
                                             ----------------------------
                                             (Registrant)


       Date  May 8, 2002                 By  /s/ Timothy R. G. Sear
             -----------------------         ----------------------------------
                                             Name:  Timothy R.G. Sear
                                             Title: Chief Executive Officer



       Date  May 8, 2002                 By  /s/ Guido Koller
             -----------------------         ----------------------------------
                                             Name:  Guido Koller
                                             Title: Senior Vice President